UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                     Flagstone Reinsurance Holdings Limited
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                                (Name of Issuer)

                    Common Shares, $0.01 par value per share
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                         (Title of Class of Securities)

                                    G3529T105
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                                 (CUSIP Number)

                                                 with a copy to:
     Gregory L. Florio, Esq.                     Robert G. Minion, Esq.
     Marathon Asset Management, LP               Lowenstein Sandler PC
     One Bryant Park, 38th Floor                 1251 Avenue of the Americas
     New York, New York 10036                    New York, New York 10020
     212.381.0159                                973.597.2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    G3529T105
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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only):

                Marathon Asset Management, LP
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)           Not
     (b)        Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  AF, WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):
                Not Applicable
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6.   Citizenship or Place of Organization:   Delaware
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   Number of                          7. Sole Voting Power:           5,041,177*
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:      5,041,177*
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   5,041,177*
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):         Not Applicable
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13.  Percent of Class Represented by Amount in Row (11):     5.9%*
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14.  Type of Reporting Person (See Instructions):  IA
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* As of August 19, 2009,  Marathon  Special  Opportunity  Master Fund, Ltd. (the
"Master Fund") and Marathon Special Opportunity Liquidating Fund, Ltd. (the "Liquidating Fund" and together with the Master Fund, the "Funds") held in the aggregate 5,014,703 shares of common shares, par value $0.01 per share (the "Shares"), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the "Company"). As of August 19, 2009, the Master Fund held in the aggregate 26,474 restricted share units ("RSU"). Each RSU represents the right to receive without payment to the Company one newly-issued, fully paid and non-assessable Share, subject to the terms and conditions of the RSU Plan and the grant certificate evidencing each grant. In the discretion of the Compensation Committee of the Company, upon vesting, the value of an RSU grant alternatively may be paid in cash, or partly in cash and partly in Shares. Marathon Asset Management, LP, a Delaware limited partnership (the "Investment Manager"), serves as the investment manager of the Funds pursuant to one or more Investment Management Agreements between the Investment Manager and the Funds. As a result, the Investment Manager possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Accordingly, as of August 19, 2009, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Investment Manager is deemed to beneficially own 5,041,177 Shares, or 5.9% of the Shares deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          This Schedule 13D Amendment No. 1 is filed by Marathon Asset Management, LP (formerly known as Marathon Asset Management, LLC), a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager of Marathon Special Opportunity Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), and Marathon Special Opportunity Liquidating Fund, Ltd., a Cayman Islands exempted company (the "Liquidating Fund" and together with the Master Fund, the "Funds"), pursuant to one or more Investment Management Agreements between the Investment Manager and the Funds. The Investment Manager, in its capacity as the investment manager of the Funds, has the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. The general partner of the Investment Manager is Marathon Asset Management GP, LLC, a Delaware limited liability company (the "General Partner"). Bruce Richards and Louis Hanover are the managing members of the General Partner.

          The Investment Manager and the General Partner maintain their principal office at One Bryant Park, 38th Floor, New York, New York 10036. The Funds are engaged in the investment in personal property of all kinds, including, but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          During the last five years, none of the Investment Manager, the General Partner, Mr. Richards or Mr. Hanover has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Messrs. Richards and Hanover are citizens of the United States.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          According to the Form 10-Q for the quarterly period ended June 30, 2009, and filed with the Securities and Exchange Commission on August 4, 2009, there were 84,864,844 shares of common shares, par value $0.01 per share (the "Shares"), of Flagstone Reinsurance Holdings Limited, a Bermuda exempted company (the "Company"), issued and outstanding as of July 31, 2009. As of August 19, 2009, (i) the Funds held in the aggregate 5,014,703 Shares and (ii) the Master Fund held in the aggregate 26,474 restricted share units ("RSU"). Each RSU represents the right to receive without payment to the Company one newly-issued, fully paid and non-assessable Share, subject to the terms and conditions of the RSU Plan and the grant certificate evidencing each grant. In the discretion of the Compensation Committee of the Company, upon vesting, the value of an RSU grant alternatively may be paid in cash, or partly in cash and partly in Shares.

Accordingly, as of August 19, 2009, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Investment Manager is deemed to beneficially own 5,041,177 Shares, or 5.9% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions during the sixty days on or prior to August 19, 2009 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Investment Manager or any other person or entity controlled by the Investment Manager or any person or entity for which the Investment Manager possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                      Sales

            Date                Security           Amount             Price

            08/19/2009          Shares             179,693            $10.9789
            08/18/2009          Shares              81,647            $11.0596
            08/17/2009          Shares              22,492            $11.009
            08/14/2009          Shares                  76            $11.220
            08/13/2009          Shares              11,253            $11.1456
            08/12/2009          Shares              15,508            $11.2554
            08/12/2009          Shares              11,529            $11.2262

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 8, 2009

                                         MARATHON ASSET MANAGEMENT, LP

                                         By:  Marathon Asset Management GP, LLC,
                                              its general partner


                                         By:  /s/ Gregory Florio
                                            ------------------------------------
                                            Name:  Gregory Florio
                                            Title: Chief Compliance Officer




  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).